UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA ("CRESUD, INC.")
(Name of Issuer)

Common Stock, par value 1.00 peso per share
(Title of Class of Securities)

226406106
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 226406106	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altima Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,569,560*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,569,560*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,569,560*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON PN

*See Attachment A

CUSIP No. 226406106	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Robert Donegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,569,560*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,569,560*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,569,560*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON IN

*See Attachment A

CUSIP No. 226406106	Page 4 of 10 Pages

Item 1.	(a)	Name of Issuer:
Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y
Agropecuaria.

	(b)	Address of Issuer's Principal Executive Offices: Moreno 877, 23rd Floor, (C109AAQ), Buenos Aires, Argentina.

Item 2.	(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by Altima Partners LLP ("Altima"), a limited liability partnership organized under the laws of England and Wales and Mr. Mark Robert Donegan with respect to the ownership of shares of Common Stock par value 1.00 peso per share of the Issuer (the "Common Stock") by Altima Global Special Situation Limited ("AGSS") and Altima Latin America Master Fund Limited ("ALA"), two private investment funds for which Altima serves as sub-adviser (collectively, the "Investment Funds") and an institutional managed account (the "Managed Account") for which Altima serves as sub-adviser. Altima and Mr. Donegan are collectively referred to in this Amendment No. 1 to Schedule 13G as the "Reporting Persons."

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, United Kingdom.

	(c)	Citizenship:

Altima is a limited liability partnership organized under the laws of England and Wales. Mr. Donegan is a citizen of the United Kingdom.

CUSIP No. 226406106	Page 5 of 10 Pages

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

226406106.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1) (ii)(J).

Item 4.	Ownership*

	A.	Altima Partners LLP
	(a)	Amount Beneficially Owned: 11,569,560
	(b)	Percent of Class: 5.0%
	(c)	Number of Shares as to which the person has:
(i) sole power to vote or direct the vote: 11,569,560
(ii) shared power to vote or direct the vote:
(iii) sole power to dispose or direct the disposition of: 11,569,560
(iv) shared power to dispose or direct the disposition of:

CUSIP No. 226406106	Page 6 of 10 Pages

B.	Mark Robert Donegan
(a)	Amount Beneficially Owned: 11,569,560
(b)	Percent of Class: 5.0%
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or direct the vote:
	(ii)	shared power to vote or direct the vote: 11,569,560
	(iii)	sole power to dispose or direct the disposition of:
	(iv)	shared power to dispose or direct the disposition of: 11,569,560

*See Attachment A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit I.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and between Altima Partners LLP and Mark Donegan.

CUSIP No. 226406106	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

ALTIMA PARTNERS LLP

By:	/s/ John Webster
Name: John Webster
Title: Partner

/s/ Mark Robert Donegan
Name: Mark Robert Donegan

CUSIP No. 226406106	Page 8 of 10 Pages

EXHIBIT I

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2007

ALTIMA PARTNERS LLP

By:	/s/ John Webster
	Name:	John Webster
	Title:	Partner

/s/ Mark Robert Donegan
Name: Mark Robert Donegan

CUSIP No. 226406106	Page 9 of 10 Pages

ATTACHMENT A

1. Items 4(a) and (b) of Schedule 13G

As of December 31, 2006, AGSS was the legal owner of 7,052,250 shares of Common Stock, which, based on there being 230,974,624 shares of Common Stock as reported in the Current Report of Foreign Issuer on Form 6-K of Cresud for the month of December, 2006 filed with the Securities and Exchange Commission on December 29, 2006 (the "Form 6-K"), represents approximately 3.1% of the outstanding Common Stock.

As of December 31, 2006, ALA was the legal owner of 926,200 shares of Common Stock, which, based on there being 230,974,624 shares of Common Stock as reported in the Form 6-K, represents approximately 0.4% of the outstanding Common Stock.

As of December 31, 2006, the Managed Account was the legal owner of 3,591,110 shares of Common Stock, which, based on there being 230,974,624 shares of Common Stock as reported in the Form 6-K, represents approximately 1.6% of the outstanding Common Stock.

Altima serves as sub-advisor to each of the Investment Funds and the Managed Account. Accordingly, Altima may be deemed to be the beneficial owner of the 11,569,560 shares of Common Stock of the Issuer held by the Investment Funds and the Managed Account, which, based on there being 230,974,624 shares of Common Stock as reported in the Form 6-K, represents approximately 5.0% of the outstanding Common Stock.

Mr. Donegan holds a controlling interest in Altima. Accordingly, Mr. Donegan may be deemed to be the beneficial owner of the 11,569,560 shares of Common Stock of the Issuer held by the Investment Funds and the Managed Account, which, based on there being 230,974,624 shares of Common Stock as reported in the Form 6-K, represents approximately 5.0% of the outstanding Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the Investment Funds and the Managed Account, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

CUSIP No. 226406106	Page 10 of 10 Pages

2. Item 4(c) of Schedule 13G

As of December 31, 2006, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 11,569,560 shares of Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the 11,569,560 shares of Common Stock, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.